FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: April 26, 2002

Date of Earliest Event Reported: April 25, 2002

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464

VIRGINIA	54-1387365
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

Item 9. REGULATION FD DISCLOSURE

The following summarizes information discussed in Dollar Tree Stores, Inc.'s (the Company) publicly available telephone conference call on April 25, 2002 regarding its first quarter 2002 earnings results. In addition, the Company's first quarter earnings press release dated April 25, 2002 is attached as Exhibit 99.1. The Company is filing this Form 8-K pursuant to the Securities and Exchange Commission's Regulation FD.

2002 OUTLOOK

Sales
We expect sales to increase approximately 18% for the full year 2002. In addition, we expect our second quarter sales to be approximately $500 million, resulting in an approximate 20% increase in sales for the first six months of 2002.

Excluding the effect of the shift in the Easter holiday, we estimate that the underlying comparable store net sales were approximately 2% for the first quarter of 2002. There can be no assurance that these comparable store net sales increases will be realized in future quarters.

Gross Margin
We experienced favorable gross margin results for the first quarter of 2002 compared to the first quarter of 2001; however, we do not expect to realize this same level of improvement in the remaining quarters of 2002. In the third and fourth quarters of 2002, we expect to maintain our third and fourth quarter 2001 gross profit margins of 34.7% and 38.2%, respectively.

Operating Income
We expect our operating income margin for the first six months of 2002 to improve approximately 1.0% compared to the 6.4% realized in the comparable period in 2001. In the third and fourth quarters of 2002, we expect our operating income margin will slightly exceed our third and fourth quarter 2001 operating income margins of 5.8% and 17.5%, respectively.

Inventories
Inventory levels increased only 5% compared to March 31, 2001, while sales increased approximately 26% and selling square footage increased approximately 28%. Inventory at comparable stores declined 8%. This decrease in inventory is due to the shift in the Easter holiday to the first quarter of 2002 and improved inventory management. We also expect that our inventory growth will continue to be less than sales growth at the end of the second quarter because of our increased focus on inventory management.

For the second half of 2002, we will continue to plan inventory to support sales growth of approximately 18%. We believe our strong cash position not only allows us to adjust our inventory plan to meet the sales demand throughout 2002 but also enables us to take advantage of "opportunity buying."

<u>Supply Chain</u>
We are currently operating point-of-sale (POS) in over 400 stores with plans to install POS in all new and expanded stores and convert some of our existing stores to POS in 2002. We expect to have POS installed in more than 700 stores by the end of 2002.

In addition to the POS rollout, we implemented our new core merchandise management system on April 22, 2002, as part of our new supply chain management systems implementation. This new system integrates planning, order processing, purchasing and allocation software and will give us the ability to better manage our inventory levels and reduce costs in our inventory supply chain.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:

This filing contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding:

- future sales, gross margins, operating expenses and operating income margin;
- planned inventory growth; and
- our supply chain initiative.

These forward-looking statements are subject to numerous risks and uncertainties that may affect us including:

- adverse economic conditions, such as declining consumer confidence or spending, or bad weather;
- possible difficulties in meeting our sales and other expansion goals and anticipated comparable store net sales results, which may result in loss of leverage of selling, general and administrative expenses;
- the seasonality of our sales, changes in calendar dates of holidays and the importance of our fourth quarter operating results;
- increase in the cost of or disruption of the flow of our imported goods,;
- the difficulties in managing our aggressive growth plans, including opening stores on a timely basis;
- competition and possible increases in merchandise costs, shipping rates, freight costs, or other operating costs such as wage levels; and
- the capacity and performance of our distribution network and our ability to expand its capacity in time to support our sales growth.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and

"Business" sections in our Annual Report on Form 10-K filed March 14, 2002. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this filing to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

      (c)   Exhibits

Exhibit #   Description

99.1   Dollar Tree Stores, Inc.'s press release regarding earnings results for the first quarter ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: April 26, 2002

DOLLAR TREE STORES, INC.

By: /s/ Frederick C. Coble

        Frederick C. Coble
        Chief Financial Officer